

May 20, 2013

Via E-mail
Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

> **Re:** **salesforce.com, inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed March 8, 2013**
> **File No. 001-32224**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1.   Please explain to us what consideration you have given to providing additional insight into the performance of your four primary service offerings during the periods presented, and their impact on your results of operations. See Item 303(a) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.

Graham Smith
salesforce.com, inc.
May 20, 2013
Page 2

Fiscal Years Ended January 31, 2013 and 2012

Revenues, page 43

2.   You state that the 35% increase in total revenues was due primarily to new customers, upgrades and additional subscriptions from existing customers and improved renewal rates as compared to a year ago. Please explain to us what consideration you have given to including more detailed disclosure regarding the extent that each of these individually impacted your increase in revenues. In addition, you discuss the significance of renewal rates throughout your filing. Please tell us what consideration you have given to quantifying renewal rates and including a discussion and analysis of period over period changes. See Item 303(a) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Notes Payable, page 88

3.   We note your disclosure on page 89 that in accounting for the issuance of the Notes, you separated the Notes into liability and equity components. Please tell us what consideration you have given to the disclosure requirements in ASC 470-20-50-4(a) and 5(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Jaime John, Staff Accountant, at (202) 551-3446, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or in his absence, Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                              Sincerely,

                              /s/ Patrick Gilmore

                              Patrick Gilmore
                              Accounting Branch Chief